

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 28, 2016

Mr. Shaoyun Han
Chief Executive Officer
Tarena International, Inc.
Suite 10017, Building E
Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098
People's Republic of China

> **Re: Tarena International, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 20, 2016**
> **File No. 001-36363**

Dear Mr. Han:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

We may not be able to maintain our high job placement rate for students, which could harm our ability to attract student enrollments, page 6

1. Please expand your disclosure to include specific historical job placement percentage figures in order to provide context to this risk factor and your statement on page 46 that you "have an effective job placement program" for your adult students. Disclose how you determine these placement figures, such as the time frame from course completion, nature of the job (e.g., full-time or part-time, salary, and whether the job is in the student's field of study) and nature of the student (e.g., recipient of a graduate certificate from the company or other certificates upon passage of certain exams).

Business Overview, page 39

2. We note that in December 2015, you launched new education programs that target and contain curricula that are customized for primary to high school students aged between 8 and 18 and are taught by teaching assistants face-to-face in offline classrooms. Please specifically address how Chinese government regulations apply to these new programs, and the extent to which the regulations differ from the regulations that apply to your adult, professional training programs. For example, discuss whether these programs are subject to approval by education authorities rather than authorities in charge of labor and social welfare. As another example, we note that several provinces, municipalities, and other regulatory agencies in the PRC have promulgated various regulations and policies that prohibit or restrict the ability of public school teachers to act in a separate capacity as private tutors or teachers. Please tell us the degree to which these regulations and policies have had or will have a material impact upon your business.

Item 5. Operating and Financial Review and Prospects, page 67

3. We note that you offer three payment options for your students: (1) one-time full payment upon enrollment, (2) multiple payments within two months of enrollment, and (3) payment within a period of time after graduation by qualified students. Please disclose the percentage of students who use each option in each period discussed. With respect to the post-graduation payment option, please disclose the repayment periods and how students qualify for this payment option.

4. We note that additions to your bad debt allowances (as well as write-offs) have significantly increased in 2014 and 2015 and that you attribute the increase to your post-graduation tuition installment payment option for qualified students enrolled from 2010 to 2014. Please discuss in more detail the underlying reasons for these increases. Disclose whether you expect this trend to continue and explain why.

Share Ownership, page 95

5. We note your disclosure in note (6) to the table on page 95 that the beneficial ownership of the KKR funds consists of all of the Class A and Class B ordinary shares held by Mr. Shaoyun Han as a result of a convertible bond purchase agreement entered among Talent Fortune Investment Limited (an affiliate of the KKR funds) and Mr. Shaoyun Han on July 14, 2015. Please disclose how the July 2015 convertible bond purchase agreement resulted in the KKR funds beneficially owning Mr. Han's shares. Also disclose the veto and other rights given to KKR over potential corporate actions that Mr. Han could take due to his controlling interest in the company. Clarify whether operation of the agreements (including a default by Mr. Han's of the payment of the bond) could result in a change in control of the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications